[LETTERHEAD OF WERNER ENTERPRISES, INC.]





                         August 23, 2011

Ms. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR
---------

RE:  Werner Enterprises, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed on March 1, 2011
     File No. 000-14690

Dear Ms. Shenk:

On August 16, 2011, we received your letter informing Werner Enterprises, Inc. (the "Company") that you examined our Form 10-K for the fiscal year ended December 31, 2010 filed on March 1, 2011. We have reviewed the comment in such letter regarding the aforementioned filing and have provided our response below. We have also included your original comment directly above our response for your convenience.

Form 10-K for Fiscal Year Ended December 31, 2010
-------------------------------------------------

Item 9.A  Controls and Procedures, page 45
------------------------------------------

1.   SEC Comment:
     ------------

     Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not include the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to your management, including your principle executive and principle financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise all future filings including your Form 10-Qs for management's conclusion in regard to the

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August 23, 2011
Page 2

     company's  disclosure  controls  and  procedures  as   fully
     defined  in  Exchange  Act  rules 13a-15(e)  and  15d-15(e).
     Additionally, please provide us with your proposed revised disclosure.

     Company Response:
     -----------------

     We represent that we will revise our controls and procedures disclosure in future filings, including quarterly reports on Form 10-Q, for management's conclusion in regard to the Company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e). Our proposed revised disclosure is provided below (new inserted language is identified in brackets, "[]"):

          ITEM 9A.  CONTROLS AND PROCEDURES

          Evaluation of Disclosure Controls and Procedures

                As  of the end of the period covered by this
          report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Exchange Act Rule 15d-15(e). Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective [at a reasonable assurance level] in enabling us to record, process, summarize and report information required to be included in our periodic filings with the SEC within the required time period [and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure].

                We  have confidence in our internal controls
          and procedures. Nevertheless, our management, including the Chief Executive Officer and Chief
          Financial Officer, does not expect that the internal controls or disclosure procedures and controls will prevent all errors or intentional fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect that resource constraints exist, and the benefits of controls must be evaluated relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements and instances of fraud, if any, have been prevented or detected.

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August 23, 2011
Page 3

In addition to our responses above, we hereby acknowledge that:
   * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (402) 894-3036 if you have any questions regarding our responses contained herein.

                         Very truly yours,


                         /S/ John J. Steele


                         John J. Steele
                         Executive Vice President, Treasurer
                            and Chief Financial Officer